                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                         For the month of November 2013

                        Commission File Number 2 - 68279

                               RICOH COMPANY, LTD.
                 -----------------------------------------------
                 (Translation of Registrant's name into English)

               13-1, Ginza 8-Chome, Chuo-ku, Tokyo 104-8222, Japan
               ---------------------------------------------------
                    (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

      Form 20-F    [X]      Form 40-F    [_]

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __ )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __ )

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes    [_]      No    [X]

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__ )

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            Ricoh Company, Ltd.
                                            ------------------------------
                                            (Registrant)

                                            By:  /S/  Zenji Miura
                                            ------------------------------
                                            Zenji Miura
                                            Representative Director, President
                                            and Chief Executive Officer
                                            (principal executive officer)

November 14, 2013

RICOH COMPANY, LTD.

Consolidated Financial Statements
For the Six Months Ended September 30, 2013

This is an English translation of the Quarterly Securities Report (Shihanki Hokokusho) for the six months ended September 30, 2013 pursuant to the Japanese Financial Instrument and Exchange Law.

Ricoh Company, Ltd. and Consolidated Subsidiaries
CONSOLIDATED BALANCE SHEETS
March 31, 2013 and September 30, 2013

                                                                                     Millions of Yen
                                                                             ------------------------------
                                                                               March 31,     September 30,
ASSETS                                                                           2013             2013
-----------------------------------------------------------------------------------------------------------
Current assets:
   Cash and cash equivalents                                                       117,051          125,258
   Time deposits                                                                     3,280            3,591
   Trade receivables:
       Notes                                                                        36,772           44,626
       Accounts                                                                    488,233          493,786
       Less- Allowance for doubtful receivables                                    (15,424)         (17,352)
   Current maturities of long-term finance receivables, net                        235,889          238,048
   Inventories:
       Finished goods                                                              101,568          108,661
       Work in process and raw materials                                            93,799          101,099
   Deferred income taxes and other                                                  65,051           60,843
-----------------------------------------------------------------------------------------------------------
          Total current assets                                                   1,126,219        1,158,560
-----------------------------------------------------------------------------------------------------------
Property, plant and equipment, at cost:
   Land                                                                             45,809           45,798
   Buildings                                                                       271,272          275,579
   Machinery and equipment                                                         701,590          713,565
   Construction in progress                                                         17,891            7,754
-----------------------------------------------------------------------------------------------------------
          Total                                                                  1,036,562        1,042,696
   Less- accumulated depreciation                                                 (745,687)        (751,959)
-----------------------------------------------------------------------------------------------------------
          Net property, plant and equipment                                        290,875          290,737
-----------------------------------------------------------------------------------------------------------
Investments and other assets:
   Long-term finance receivables, net                                              466,608          493,836
   Investment securities                                                            54,102           54,184
   Investments in and advances to affiliates                                         1,026            1,429
   Goodwill                                                                        221,217          231,254
   Other intangible assets                                                         107,702          104,413
   Lease deposits and other                                                         92,948           89,204
-----------------------------------------------------------------------------------------------------------
          Total investments and other assets                                       943,603          974,320
-----------------------------------------------------------------------------------------------------------
Total assets                                                                     2,360,697        2,423,617
===========================================================================================================

                                                                                     Millions of Yen
                                                                             ------------------------------
                                                                               March 31,     September 30,
LIABILITIES AND SHAREHOLDERS' EQUITY                                             2013             2013
-----------------------------------------------------------------------------------------------------------
Current liabilities:
   Short-term borrowings                                                            65,219           61,381
   Current maturities of long-term indebtedness                                    161,180          183,107
   Trade payables:
       Notes                                                                        15,197           19,757
       Accounts                                                                    241,341          225,776
   Accrued income taxes                                                             12,091           12,792
   Accrued expenses and other                                                      205,339          211,006
-----------------------------------------------------------------------------------------------------------
          Total current liabilities                                                700,367          713,819
-----------------------------------------------------------------------------------------------------------
Long-term liabilities:
   Long-term indebtedness                                                          476,381          490,606
   Accrued pension and severance costs                                             164,289          143,079
   Deferred income taxes and other                                                  61,002           65,719
-----------------------------------------------------------------------------------------------------------
          Total long-term liabilities                                              701,672          699,404
-----------------------------------------------------------------------------------------------------------
Equity:
Ricoh Company, Ltd. shareholders' equity:
   Common stock                                                                    135,364          135,364
   Additional paid-in capital                                                      186,083          186,083
   Retained earnings                                                               759,783          772,531
   Accumulated other comprehensive loss                                           (146,088)        (109,361)
   Treasury stock at cost                                                          (37,146)         (37,199)
-----------------------------------------------------------------------------------------------------------
          Total Ricoh Company, Ltd. shareholders' equity                           897,996          947,418
-----------------------------------------------------------------------------------------------------------
Noncontrolling interests                                                            60,662           62,976
-----------------------------------------------------------------------------------------------------------
Total equity                                                                       958,658        1,010,394
-----------------------------------------------------------------------------------------------------------
Total liabilities and equity                                                     2,360,697        2,423,617
===========================================================================================================

The accompanying notes are an integral part of consolidated financial statements.

Ricoh Company, Ltd. and Consolidated Subsidiaries
CONSOLIDATED STATEMENTS OF OPERATIONS
For the Six Months Ended September 30, 2012 and 2013

                                                                                      Millions of Yen
                                                                         ----------------------------------------
                                                                          Six months ended      Six months ended
                                                                         September 30, 2012    September 30, 2013
-----------------------------------------------------------------------------------------------------------------
Net Sales:
   Products                                                                      414,708              481,765
   Post sales and rentals                                                        446,207              512,052
   Other revenue                                                                  56,552               61,760
-----------------------------------------------------------------------------------------------------------------
         Total                                                                   917,467            1,055,577
-----------------------------------------------------------------------------------------------------------------
Cost of sales:
   Products                                                                      297,534              347,874
   Post sales and rentals                                                        205,185              233,495
   Other revenue                                                                  40,342               43,818
-----------------------------------------------------------------------------------------------------------------
         Total                                                                   543,061              625,187
-----------------------------------------------------------------------------------------------------------------
         Gross profit                                                            374,406              430,390
Selling, general and administrative expenses                                     347,018              384,530
-----------------------------------------------------------------------------------------------------------------
         Operating income                                                         27,388               45,860
-----------------------------------------------------------------------------------------------------------------
Other (income) expenses:
   Interest and dividend income                                                   (1,536)              (1,130)
   Interest expense                                                                3,555                3,628
   Gain on sale of investment securities, net                                        (25)              (2,292)
   Foreign currency exchange (gain) loss, net                                        960                1,475
   Other, net                                                                        (56)                (204)
-----------------------------------------------------------------------------------------------------------------
         Total                                                                     2,898                1,477
-----------------------------------------------------------------------------------------------------------------
Income before income taxes and equity in earnings of affiliates                   24,490               44,383
Provision for income taxes:
   Current                                                                        10,759               12,238
   Deferred                                                                         (358)               4,575
-----------------------------------------------------------------------------------------------------------------
         Total                                                                    10,401               16,813
-----------------------------------------------------------------------------------------------------------------
Equity in earnings of affiliates                                                      57                  (35)
Consolidated net income                                                           14,146               27,535
-----------------------------------------------------------------------------------------------------------------
Net income attributable to noncontrolling interests                                2,433                2,824
-----------------------------------------------------------------------------------------------------------------
Net income attributable to Ricoh Company, Ltd.                                    11,713               24,711
=================================================================================================================

                                                                                            Yen
                                                                         ----------------------------------------
                                                                          Six months ended      Six months ended
                                                                         September 30, 2012    September 30, 2013
-----------------------------------------------------------------------------------------------------------------
Per share of common stock:
Net income attributable to Ricoh Company, Ltd.
-----------------------------------------------------------------------------------------------------------------
   Basic                                                                           16.15                34.08
   Diluted                                                                            --                   --
-----------------------------------------------------------------------------------------------------------------
   Cash dividends paid per share                                                    8.50                16.50
=================================================================================================================

Per American Depositary Share, each representing 5 shares of common stock:
Net income attributable to Ricoh Company, Ltd.
-----------------------------------------------------------------------------------------------------------------
   Basic                                                                           80.75               170.40
   Diluted                                                                            --                   --
-----------------------------------------------------------------------------------------------------------------
   Cash dividends paid per share                                                   42.50                82.50
=================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

For the Three Months Ended September 30, 2012 and 2013

                                                                                      Millions of Yen
                                                                         ----------------------------------------
                                                                         Three months ended    Three months ended
                                                                         September 30, 2012    September 30, 2013
-----------------------------------------------------------------------------------------------------------------
Net Sales:
   Products                                                                      209,348              247,219
   Post sales and rentals                                                        220,642              254,873
   Other revenue                                                                  28,090               31,778
-----------------------------------------------------------------------------------------------------------------
         Total                                                                   458,080              533,870
-----------------------------------------------------------------------------------------------------------------
Cost of sales:
   Products                                                                      153,608              178,052
   Post sales and rentals                                                         99,783              116,948
   Other revenue                                                                  20,181               22,598
-----------------------------------------------------------------------------------------------------------------
         Total                                                                   273,572              317,598
-----------------------------------------------------------------------------------------------------------------
         Gross profit                                                            184,508              216,272
Selling, general and administrative expenses                                     171,401              189,481
-----------------------------------------------------------------------------------------------------------------
         Operating income                                                         13,107               26,791
-----------------------------------------------------------------------------------------------------------------
Other (income) expenses:
   Interest and dividend income                                                     (694)                (613)
   Interest expense                                                                2,034                2,213
   Gain on sale of investment securities, net                                        (25)              (2,150)
   Foreign currency exchange (gain) loss, net                                       (355)               1,532
   Other, net                                                                        (68)                 (34)
-----------------------------------------------------------------------------------------------------------------
         Total                                                                       892                  948
-----------------------------------------------------------------------------------------------------------------
Income before income taxes and equity in earnings of affiliates                   12,215               25,843
Provision for income taxes:
   Current                                                                         7,776                8,868
   Deferred                                                                       (2,044)                 968
-----------------------------------------------------------------------------------------------------------------
         Total                                                                     5,732                9,836
-----------------------------------------------------------------------------------------------------------------
Equity in earnings of affiliates                                                      16                  (18)
Consolidated net income                                                            6,499               15,989
-----------------------------------------------------------------------------------------------------------------
Net income attributable to noncontrolling interest                                 1,323                1,437
-----------------------------------------------------------------------------------------------------------------
Net income attributable to Ricoh Company, Ltd.                                     5,176               14,552
=================================================================================================================

                                                                                            Yen
                                                                         Three months ended    Three months ended
                                                                         September 30, 2012    September 30, 2013
-----------------------------------------------------------------------------------------------------------------
Per share of common stock:
Net income attributable to Ricoh Company, Ltd.
-----------------------------------------------------------------------------------------------------------------
   Basic                                                                            7.13                20.07
   Diluted                                                                            --                   --
-----------------------------------------------------------------------------------------------------------------
   Cash dividends paid per share                                                      --                   --
=================================================================================================================

Per American Depositary Share, each representing 5 shares of common stock:
Net income attributable to Ricoh Company, Ltd.
-----------------------------------------------------------------------------------------------------------------
   Basic                                                                           35.65               100.35
   Diluted                                                                            --                   --
-----------------------------------------------------------------------------------------------------------------
   Cash dividends paid per share                                                      --                   --
=================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the Six Months Ended September 30, 2012 and 2013

                                                                                      Millions of Yen
                                                                         ----------------------------------------
                                                                          Six months ended      Six months ended
                                                                         September 30, 2012    September 30, 2013
-----------------------------------------------------------------------------------------------------------------
Consolidated net income                                                           14,146               27,535
Other comprehensive income (loss), net of tax:
   Net unrealized holding gains (losses) on available-for-sale securities         (1,489)               3,189
   Pension liability adjustments                                                   3,448                6,156
   Net unrealized gains (losses) on derivative instruments                          (292)                 505
   Foreign currency translation adjustments                                      (28,848)              26,713
-----------------------------------------------------------------------------------------------------------------
         Total                                                                   (27,181)              36,563
-----------------------------------------------------------------------------------------------------------------
Comprehensive income (loss)                                                      (13,035)              64,098
-----------------------------------------------------------------------------------------------------------------
Comprehensive income attributable to noncontrolling interests                      2,147                2,660
-----------------------------------------------------------------------------------------------------------------
Comprehensive income (loss) attributable to Ricoh Company, Ltd.                  (15,182)              61,438
=================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

For the Three Months Ended September 30, 2012 and 2013

                                                                                      Millions of Yen
                                                                         ----------------------------------------
                                                                         Three months ended    Three months ended
                                                                         September 30, 2012    September 30, 2013
-----------------------------------------------------------------------------------------------------------------
Consolidated net income                                                            6,499               15,989
Other comprehensive income (loss), net of tax:
   Net unrealized holding gains (losses) on available-for-sale
     securities                                                                     (790)               1,239
   Pension liability adjustments                                                   3,703                6,738
   Net unrealized gains (losses) on derivative instruments                            (3)                 106
   Foreign currency translation adjustments                                          807                6,047
-----------------------------------------------------------------------------------------------------------------
         Total                                                                     3,717               14,130
-----------------------------------------------------------------------------------------------------------------
Comprehensive income                                                              10,216               30,119
-----------------------------------------------------------------------------------------------------------------
Comprehensive income attributable to noncontrolling interests                      1,299                1,427
-----------------------------------------------------------------------------------------------------------------
Comprehensive income attributable to Ricoh Company, Ltd.                           8,917               28,692
=================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

Ricoh Company, Ltd. and Consolidated Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Six Months Ended September 30, 2012 and 2013

                                                                                        Millions of Yen
                                                                           ----------------------------------------
                                                                            Six months ended      Six months ended
                                                                           September 30, 2012    September 30, 2013
-------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Consolidated net income                                                        14,146               27,535
   Adjustments to reconcile consolidated net income to net cash provided by operating activities
       Depreciation and amortization                                              43,000               48,173
       Equity in earnings of affiliates, net of dividends received                   (57)                  35
       Deferred income taxes                                                        (358)               4,575
       Gain on sale of investment securities, net                                    (25)              (2,292)
       Pension and severance costs, less payment                                  (2,876)             (11,633)
       Changes in assets and liabilities, net of effects from acquisition-
          Decrease in trade receivables                                           11,496                5,895
          Increase in inventories                                                 (9,097)              (8,107)
          Increase in finance receivables                                        (11,720)             (23,494)
          Decrease in trade payables                                             (19,866)             (14,617)
          Increase (Decrease) in accrued income taxes and
            accrued expenses and other                                            (2,353)               2,312
       Other, net                                                                  6,174                  186
-------------------------------------------------------------------------------------------------------------------
          Net cash provided by operating activities                               28,464               28,568
-------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Proceeds from sales of property, plant and equipment                              639                   55
   Expenditures for property, plant and equipment, including
     interest capitalized                                                        (41,381)             (38,196)
   Expenditures for intangible asset                                              (6,200)              (6,245)
   Payments for purchases of available-for-sale securities                           (98)                 (36)
   Proceeds from sales of available-for-sale securities                               25                7,031
   Increase in time deposits, net                                                 (1,000)                (126)
   Other, net                                                                     (4,597)              (2,509)
-------------------------------------------------------------------------------------------------------------------
          Net cash used in investing activities                                  (52,612)             (40,026)
-------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Net proceeds (repayments) of debt with original maturities of
     three months or less                                                        (34,192)              (7,240)
   Proceeds from debt with original maturities of more than three months          89,996               73,776
   Repayments of debt with original maturities of more than three months         (52,631)             (54,954)
   Proceeds from issuance of long-term debt securities                                --               20,000
   Repayment of long-term debt securities                                             --               (1,818)
   Dividends paid                                                                 (6,163)             (11,963)
   Payment for purchase of treasury stock                                             (8)                 (52)
   Other, net                                                                       (381)                (346)
-------------------------------------------------------------------------------------------------------------------
          Net cash provided by (used in) financing activities                     (3,379)              17,403
-------------------------------------------------------------------------------------------------------------------

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS                      (5,718)               2,262
-------------------------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE)  IN CASH AND CASH EQUIVALENTS                            (33,245)               8,207
-------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                   156,210              117,501
-------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                                       122,965              125,258
===================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

Ricoh Company, Ltd. and Consolidated Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

According to the article 95 of the "Regulations Regarding Terms, Forms and Preparation of Interim Consolidated Financial Statements" (Cabinet office Ordinance No.64, 2007), the accompanying consolidated financial statements of Ricoh (Ricoh Company, Ltd. and its consolidated subsidiaries) have been prepared in conformity with U.S. generally accepted accounting principles. Significant accounting and reporting policies are summarized below:

The accompanying consolidated financial statements for the six months ended September 30, 2013 are presented in Japanese yen, the functional currency of the Company and its domestic subsidiaries.

The books of the Company and its domestic subsidiaries are maintained in conformity with Japanese accounting principles and practices, while foreign subsidiaries maintain their books in conformity with the standards of their country of domicile.

The accompanying consolidated financial statements reflect necessary adjustments, not recorded in the books, to present them in conformity with U.S. generally accepted accounting principles ("U.S. GAAP").

(A)  PRINCIPLES OF CONSOLIDATION

The accompanying consolidated financial statements include the accounts of the Company and all majority-owned subsidiaries. The accounts of variable interest entity are included in the consolidated financial statements, if applicable. Investments in entities in which Ricoh has the ability to exercise significant influence over the entities' operating and financial policies (generally 20% to 50% ownership) are accounted for on an equity basis. All significant inter-company balances and transactions have been eliminated in consolidation.

(B)  REVENUE RECOGNITION

Ricoh generates revenue principally through the sale of equipment, supplies and related services under separate contractual arrangements for each. Ricoh recognizes revenue when (1) it has a firm contract, (2) the product has been shipped to and accepted by the customer or the service has been provided, (3) the sales price is fixed or determinable and (4) amounts are reasonably assured of collection.

Products sales are recognized at the time of delivery and installation at the customer location. Equipment revenues are based on established prices by product type and model and are net of discounts. A sales return is accepted only when the equipment is defective and does not meet Ricoh's product performance specifications. Other than installation, there are no customer acceptance clauses in the sales contract.

Post sales and rentals result primarily from maintenance contracts that are normally entered into at the time the equipment is sold. Standard service fee prices are established depending on equipment classification and include a cost value for the estimated services to be performed based on historical experience plus a profit margin thereon. As a matter of policy, Ricoh does not discount such prices. On a monthly basis, maintenance service revenues are earned and recognized by Ricoh and billed to the customer in accordance with the contract and include a fixed monthly fee plus a variable amount based on usage. The length of the contract ranges up to five years; however, most contracts are cancelable at any time by the customer upon a short notice period. Leases not qualifying as sales-type leases or direct financing leases are accounted for as operating leases and related revenue is recognized over the lease term.

Ricoh enters into arrangements with multiple elements, which may include any combination of products, equipment, installation and maintenance. Consideration in a multiple-element arrangement is allocated at the inception of the arrangement to all deliverables on the basis of the relative selling price if both of the following criteria are met: the delivered item(s) has value to the customer on a stand-alone basis; and the delivery of the undelivered item must be probable and controlled by Ricoh if the arrangement includes the right of return. If these criteria are not met, revenue is deferred until the undelivered elements are fulfilled and accounted for as a single unit of accounting.

Revenue from the sale of equipment under sales-type leases is recognized as product sales at the inception of the lease. Other revenue consists primarily of interest income on sales-type leases and direct-financing leases, which are recognized as other revenue over the life of each respective lease using the interest method.

(C)  FOREIGN CURRENCY TRANSLATION

For foreign operations with functional currencies other than the Japanese yen, assets and liabilities are translated at the exchange rates in effect at each fiscal year-end, and income and expenses are translated at the average rates of exchange prevailing during each fiscal year. The resulting translation adjustments are included as a part of accumulated other comprehensive income
(loss) and noncontrolling interests in equity.

All foreign currency transaction gains and losses are included in other income and expenses in the period incurred.

(D)  CASH EQUIVALENTS

Cash and cash equivalents include highly liquid investments such as certificates of deposits (CD) and time deposits with maturities of three months or less.

In addition, short term investments such as money management funds (MMF) and free financial funds (FFF) with maturities of three months or less are also classified into cash and cash equivalents, as they are readily convertible to cash and present insignificant risk of changes in value.

(E)  DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES

As discussed further in Note 8, Ricoh manages its exposure to certain market risks, primarily foreign currency and interest rate risks, through the use of derivative instruments. As a matter of policy, Ricoh does not enter into derivative contracts for trading or speculative purposes.

Ricoh recognizes all derivative instruments as either assets or liabilities in the consolidated balance sheets and measures those instruments at fair value. When Ricoh enters into a derivative contract, it makes a determination as to whether or not for accounting purposes the derivative is part of a hedging relationship. In general, a derivative may be designated as either (1) a hedge of the fair value changes of a recognized asset or liability or an unrecognized firm commitment ("fair value hedge"), (2) a hedge of the variability of the expected cash flows associated with an existing asset or liability or a forecasted transaction ("cash flow hedge"), or (3) a foreign currency fair value or cash flow hedge ("foreign currency hedge"). Ricoh formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as fair value, cash flow, or foreign currency hedges to specific assets and liabilities on the consolidated balance sheets or to specific firm commitments or forecasted transactions.

For derivative contracts that are designated and qualify as fair value hedges including foreign currency fair value hedges, the derivative instrument is marked-to-market with gains and losses recognized in current period earnings to offset the respective losses and gains recognized on the change in fair value of the hedged item. For derivative contracts that are designated and qualify as cash flow hedges including foreign currency cash flow hedges, the effective portion of gains and losses on these contracts is reported as a component of accumulated other comprehensive income (loss) and noncontrolling interests in equity, and reclassified into earnings in the same period the hedged item or transaction affects earnings. Any hedge ineffectiveness on cash flow hedges is immediately recognized in earnings. For all derivative instruments that are not designated as part of a hedging relationship and for designated derivative instruments that do not qualify for hedge accounting, the contracts are recorded at fair value with the gain or loss recognized in current period earnings.

(F)  ALLOWANCE FOR DOUBTFUL TRADE RECEIVABLES AND FINANCE RECEIVABLES

Ricoh records allowances for doubtful receivables that are based upon historical experience and specific customer collection issues. The estimated amount of probable credit losses in its existing receivables is determined from write-off history adjusted to reflect current economic conditions and specific allowances for receivables including nonperforming leases, impaired loans or other accounts for which Ricoh has concluded it will be unable to collect all amounts due according to original terms of the lease or loan agreement. Account balances net of expected recovery from available collateral are charged-off against the allowances when collection is considered remote.

(G)  SECURITIES

Ricoh's investments in debt and marketable equity securities are classified as available-for-sale securities. Available-for-sale securities are reported at fair value with unrealized gains and losses, net of related taxes, reported in accumulated other comprehensive income (loss) and noncontrolling interests in equity.

Individual securities classified as available-for-sale securities are reduced to fair market value by a charge to income for other than temporary declines in value. Factors considered in assessing whether an indication of other than temporary impairment exists with respect to available-for-sale securities include: financial condition and near term prospects of issuer and intent and ability of Ricoh to retain its investments for a period of time sufficient to allow for any anticipated recovery in market value.

The cost of the securities sold is computed based on the average cost of each security held at the time of sale.

Investments in affiliated companies over which Ricoh has the ability to exercise significant influence, but does not hold a controlling financial interest, are accounted for by the equity method.

Non-marketable equity securities owned by Ricoh primarily relate to less than 20% owned companies and funds are stated at cost unless indication of impairment exist, which require the investment to be written down to its estimated fair value.

(H)  INVENTORIES

Inventories are mainly stated at the lower of average cost or net realizable values. Inventory costs include raw materials, labor and manufacturing overheads.

(I)  PROPERTY, PLANT AND EQUIPMENT

The depreciation of property, plant and equipment is computed principally by using the straight-line method over the estimated useful lives. The depreciation period generally ranges from 5 years to 50 years for buildings and 2 years to 12 years for machinery and equipment.

Ordinary maintenance and repairs are charged to expense as incurred. Major replacements and improvements are capitalized. When properties are retired or otherwise disposed of, the property and related accumulated depreciation accounts are relieved of the applicable amounts, and any differences are included in earnings.

(J)  CAPITALIZED SOFTWARE COSTS

Ricoh capitalizes certain internal and external costs incurred to acquire or create internal use software during the application development stage as well as upgrades and enhancements that result in additional functionality. The capitalized software is amortized on a straight line basis generally from 3 years to 10 years.

(K)  GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill is not amortized and is required to be tested at least annually for impairment. Acquired intangible assets with a definite useful life are amortized over their respective estimated useful lives and reviewed for impairment when an indication of impairment is identified. Other intangible assets with definite useful lives, consisting primarily of software, customer relationships and trademarks are amortized on a straight line basis over 1 year to 20 years. Any acquired intangible assets determined to have an indefinite useful life are not amortized, but instead are tested annually for impairment based on its fair value until its life would be determined to no longer be indefinite. In performing the goodwill impairment test, Ricoh utilizes the two-step approach prescribed. The first step requires a comparison of the carrying amount of the reporting units to the fair value of these units. If the carrying amount of a reporting unit exceeds its fair value, Ricoh will perform the second step of the goodwill impairment test to measure the amount of impairment loss, if any.

(L)  PENSION AND RETIREMENT ALLOWANCES PLANS

Ricoh recognizes the overfunded or underfunded status of the defined benefit plans as an asset or liability in the consolidated balance sheets, with a corresponding adjustment to accumulated other comprehensive income (loss) and noncontrolling interests, net of tax. The expected long-term rate of return on plan assets used for pension accounting is determined based on the historical long-term rate of return on plan assets. The discount rate is determined based on the rates of return of high-quality fixed-income investments currently available and expected to be available during the period to maturity of the pension benefits.

(M)  INCOME TAXES

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences and carryforwards are expected to be realized or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Ricoh recognizes interest and penalties related to unrecognized tax benefits in provision for income taxes in the consolidated statements of operations.

(N)  RESEARCH AND DEVELOPMENT EXPENSES AND ADVERTISING COSTS

Research and development expenses and advertising costs are expensed as incurred.

(O)  SHIPPING AND HANDLING COSTS

Shipping and handling costs, which mainly include transportation to customers, are included in selling, general and administrative expenses in the consolidated statements of operations.

(P)  IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS

Long-lived assets and acquired intangible assets with a definite life are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. Recoverability of assets to be held and used is assessed by comparing the carrying amount of an asset or asset group to the expected future undiscounted net cash flows of the asset or asset group. If an asset or asset group is considered to be impaired, the impairment charge to be recognized is measured as the amount by which the carrying amount of the asset or asset group exceeds fair value. Long-lived assets meeting the criteria to be considered as held for sale are reported at the lower of their carrying amount or fair value less costs to sell.

(Q)  NET INCOME ATTRIBUTABLE TO RICOH COMPANY, LTD. PER SHARE

Basic net income attributable to Ricoh Company, Ltd. per share of common stock is calculated by dividing net income attributable to Ricoh Company, Ltd. by the weighted-average number of shares of common stock outstanding during the period. The calculation of diluted net income attributable to Ricoh Company, Ltd. per share of common stock is similar to the calculation of basic net income attributable to Ricoh Company, Ltd. per share, except that the weighted-average number of shares outstanding includes the additional dilution from potential common stock equivalents such as convertible bonds.

(R)  USE OF ESTIMATES

Management of Ricoh has made a number of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosures of fair value of financial instruments and contingent assets and liabilities, to prepare these financial statements in conformity with U.S. generally accepted accounting principles. Actual results could differ from those estimates.

Ricoh has identified seven areas where it believes assumptions and estimates are particularly critical to the consolidated financial statements. These are determination of the allowance for doubtful receivables, impairment of securities, impairment of long-lived assets including goodwill, uncertain tax positions, realizability of deferred tax assets, the valuation of assets and liabilities in business combinations and pension accounting.

(S)  RECENTLY ADOPTED NEW ACCOUNTING STANDARDS

Ricoh adopted retroactively Accounting Standards Update (ASU) 2011-11 and ASU 2013-01 from April 1 2013. ASU 2011-11 requires an entity to disclose information about offsetting and related arrangements. ASU 2013-01 replaced ASU 2011-11. The updates create new disclosure requirements requiring entities to disclose both gross and net information for derivatives and other financial instruments that are either offset in the Statement of assets and liabilities or subject to an enforceable master netting arrangement or similar agreement. These ASU's impact disclosures only and will have no impact on Ricoh's consolidated financial position.

Ricoh adopted ASU 2013-02 from April 1 2013. This ASU requires an entity to report the effect of reclassifications out of accumulated other comprehensive income. This ASU will only impact disclosures and will have no impact on Ricoh's consolidated financial position.

(T)  RECLASSIFICATIONS

Certain reclassifications have been made to the prior year's financial statements to conform to the current year's presentation.

2.   SECURITIES

Investment securities as of March 31, 2013 and September 30, 2013 consist of the following:

                                                       Millions of Yen
                                              ----------------------------------
                                              March 31, 2013  September 30, 2013
--------------------------------------------------------------------------------
Investment securities:
   Available-for-sale securities                    52,319          52,292
   Non-marketable equity securities                  1,783           1,892
--------------------------------------------------------------------------------
                                                    54,102          54,184
================================================================================

The noncurrent security types of available-for-sale securities, and the respective cost, gross unrealized holding gains, gross unrealized holding losses and fair value as of March 31, 2013 and September 30, 2013 are as follows:

                                                           Millions of Yen
                       -----------------------------------------------------------------------------------
                                   March 31, 2013                                 September 30, 2013
                       ----------------------------------------- -----------------------------------------
                                 Gross       Gross                          Gross       Gross
                               unrealized  unrealized                     unrealized  unrealized
                                holding     holding      Fair              holding     holding      Fair
                        Cost     gains       losses      value     Cost     gains       losses      value
----------------------------------------------------------------------------------------------------------
Noncurrent:
  Equity securities    35,378      15,058          69    50,367   30,695      19,797          58    50,434
  Corporate debt
   securities           1,836         116          --     1,952    1,834          24          --     1,858
----------------------------------------------------------------------------------------------------------
                       37,214      15,174          69    52,319   32,529      19,821          58    52,292
==========================================================================================================

Gross unrealized holding losses and the fair value of available-for-sale securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at March 31, 2013 and September 30, 2013 are as follows:

                                                             Millions of Yen
                            ----------------------------------------------------------------------------------
                                                              March 31, 2013
                            ----------------------------------------------------------------------------------
                                Less than 12 months          12 months or longer               Total
                            --------------------------- ---------------------------- -------------------------
                                            Gross                         Gross                       Gross
                                          unrealized                    unrealized                  unrealized
                                           holding                       holding                     holding
                            Fair value      losses        Fair value      losses       Fair value     losses
--------------------------------------------------------------------------------------------------------------
Noncurrent:
   Available-for-sale:
   Equity securities              61            5            288            64              349          69
==============================================================================================================

                                                             Millions of Yen
                            ----------------------------------------------------------------------------------
                                                            September 30, 2013
                            ----------------------------------------------------------------------------------
                                Less than 12 months         12 months or longer                Total
                            --------------------------- ---------------------------- -------------------------
                                            Gross                         Gross                       Gross
                                          unrealized                    unrealized                  unrealized
                                           holding                       holding                     holding
                            Fair value      losses        Fair value      losses       Fair value     losses
--------------------------------------------------------------------------------------------------------------
Noncurrent:
   Available-for-sale:
   Equity securities              29            6            263            52              292          58
==============================================================================================================

Gross unrealized holding losses of available-for-sale securities as of March 31, 2013 and September 30, 2013 consist of 13 and 11 kinds of securities. Ricoh judged the decline in fair value of investment securities at period end to be temporary, with considering such factors as financial and operating conditions of issuer, the industry in which the issuer operates and other relevant factors.

The contractual maturities of debt securities classified as available-for-sale as of September 30, 2013 are as follows:

                                                            Millions of Yen
                                                         ---------------------
                                                          Cost      Fair value
------------------------------------------------------------------------------
Due after one year through five years                        707         700
Over five years                                            1,127       1,158
------------------------------------------------------------------------------
                                                           1,834       1,858
==============================================================================

There were no significant proceeds from the sales of available-for-sale securities for the six months ended September 30, 2012. The proceeds from the sales of available-for-sale securities for the six months ended September 30, 2013 was Yen 7,031 million.

There were no significant realized gains or losses on sales of available-for-sale securities for the six months ended September 30, 2012. The realized gains on sales of available-for-sale securities for the six months ended September 30, 2013 was Yen 2,316 million. There were no significant realized losses on sales of available-for-sale securities for the six months ended September 30, 2013.

There were no significant realized gains or losses on valuation of available-for-sale securities for the six months ended September 30, 2012 and 2013.

3.   PENSION AND RETIREMENT ALLOWANCE PLANS

From October 1, 2013, some of domestic subsidiaries have modified a portion of the existing defined benefit pension plans into defined contribution plan. As a result of this modification, Ricoh recognized curtailment gain in net periodic pension cost for the three months and the six months ended September 30, 2013.

The net periodic pension costs of the pension plans consist of the following components:

                                                    Millions of Yen
                                        ----------------------------------------
                                         Six months ended      Six months ended
                                        September 30, 2012    September 30, 2013
--------------------------------------------------------------------------------
Service cost                                     6,222                 6,184
Interest cost                                    6,477                 6,973
Expected return on plan assets                  (5,255)               (7,146)
Net amortization                                 1,839                 1,609
Curtailment gain                                    --                (5,050)
--------------------------------------------------------------------------------
Total net periodic pension cost                  9,283                 2,570
================================================================================

                                                    Millions of Yen
                                        ----------------------------------------
                                        Three months ended    Three months ended
                                        September 30, 2012    September 30, 2013
--------------------------------------------------------------------------------
Service cost                                     3,100                 2,986
Interest cost                                    3,202                 3,480
Expected return on plan assets                  (3,042)               (3,584)
Net amortization                                   934                   649
Curtailment gain                                    --                (5,050)
--------------------------------------------------------------------------------
Total net periodic pension cost                  4,194                (1,519)
================================================================================

4.   EQUITY

The change in Ricoh shareholders' equity, noncontrolling interests and total equity for the six months ended September 30, 2012 and 2013 are as follows:

                                                                    Millions of Yen
                                   -----------------------------------------------------------------------------------
                                      Six months ended September 30, 2012        Six months ended September 30, 2013
                                   ----------------------------------------   ----------------------------------------
                                      Ricoh                                      Ricoh
                                   Shareholders'  Noncontrolling    Total     Shareholders'  Noncontrolling    Total
                                     Equity          Interests     Equity        Equity         Interests     Equity
----------------------------------------------------------------------------------------------------------------------
Equity, Beginning of Period            822,704         56,314       879,018      897,996         60,662        958,658
----------------------------------------------------------------------------------------------------------------------
  Net income                            11,713          2,433        14,146       24,711          2,824         27,535
  Unrealized gains(losses) on
   securities                           (1,484)            (5)       (1,489)       3,132             57          3,189
  Pension liability adjustments          3,446              2         3,448        6,254            (98)         6,156
  Unrealized gains (losses) on
   derivatives                            (180)          (112)         (292)         417             88            505
  Foreign currency translation
   adjustments                         (28,677)          (171)      (28,848)      26,924           (211)        26,713
----------------------------------------------------------------------------------------------------------------------
Comprehensive income (loss)            (15,182)         2,147       (13,035)      61,438          2,660         64,098
----------------------------------------------------------------------------------------------------------------------
Cash dividends on Common stock          (6,163)            --        (6,163)     (11,963)            --        (11,963)
Distributions to Noncontrolling
 interests                                  --           (384)         (384)          --           (346)          (346)
Net changes in treasury stock               (3)            --            (3)         (53)            --            (53)
Other                                       (7)            --            (7)          --             --             --
----------------------------------------------------------------------------------------------------------------------
Equity, End of Period                  801,349         58,077       859,426      947,418         62,976      1,010,394
======================================================================================================================

5.   OTHER COMPREHENSIVE INCOME (LOSS)

Changes in accumulated other comprehensive income (loss) during the six months ended September 30, 2013 is as follows:

                                                                 Millions of Yen
                                   ---------------------------------------------------------------------------
                                                       Six months ended September 30, 2013
                                   ---------------------------------------------------------------------------
                                     Unrealized      Pension       Unrealized    Foreign currency
                                   gains (losses)   liability    gains (losses)    translation
                                   on securities   adjustments   on derivatives    adjustments        Total
--------------------------------------------------------------------------------------------------------------
Beginning balance                           8,665      (64,266)            (861)          (89,626)    (146,088)
--------------------------------------------------------------------------------------------------------------
  Other comprehensive income
   before reclassifications                 4,660        5,156              459            26,713       36,988
  Reclassifications from other
   comprehensive income                    (1,471)       1,000               46                --         (425)
--------------------------------------------------------------------------------------------------------------
  Other comprehensive income                3,189        6,156              505            26,713       36,563
--------------------------------------------------------------------------------------------------------------
  Less: Other comprehensive
   income attributable to
   noncontrolling interests                    57          (98)              88              (211)        (164)
--------------------------------------------------------------------------------------------------------------
Ending balance                             11,797      (58,012)            (444)          (62,702)    (109,361)
==============================================================================================================

Tax effects allocated to other comprehensive income before reclassifications resulting from unrealized gains (losses) on securities, pension liability adjustments, unrealized gains (losses) on derivatives and foreign currency translation adjustments are Yen (2,290) million, Yen (2,875) million, Yen (280) million and Yen (141) million, respectively.

Changes in accumulated other comprehensive income (loss) during the three months ended September 30, 2013 is as follows:

                                                                 Millions of Yen
                                   ---------------------------------------------------------------------------
                                                      Three months ended September 30, 2013
                                   ---------------------------------------------------------------------------
                                     Unrealized      Pension       Unrealized    Foreign currency
                                   gains (losses)   liability    gains (losses)    translation
                                   on securities   adjustments   on derivatives    adjustments        Total
--------------------------------------------------------------------------------------------------------------
Beginning balance                          10,607      (64,747)            (575)          (68,786)    (123,501)
--------------------------------------------------------------------------------------------------------------
  Other comprehensive income
   before reclassifications                 2,622        6,335               83             6,047       15,087
  Reclassifications from other
   comprehensive income                    (1,383)         403               23                --         (957)
--------------------------------------------------------------------------------------------------------------
  Other comprehensive income                1,239        6,738              106             6,047       14,130
--------------------------------------------------------------------------------------------------------------
  Less: Other comprehensive
   income attributable to
   noncontrolling interests                    49            3              (25)              (37)         (10)
--------------------------------------------------------------------------------------------------------------
Ending balance                             11,797      (58,012)            (444)          (62,702)    (109,361)
==============================================================================================================

Tax effects allocated to other comprehensive income before reclassifications resulting from unrealized gains (losses) on securities, pension liability adjustments, unrealized gains (losses) on derivatives and foreign currency translation adjustments are Yen (1,245) million, Yen (3,583) million, Yen (50) million and Yen 10 million, respectively.

Reclassifications out of accumulated other comprehensive income (loss) during the six months ended September 30, 2013 is as follows:

                                                                    Millions of Yen
                                                   -------------------------------------------------
                                                          Six months ended September 30, 2013
----------------------------------------------------------------------------------------------------
                                                   Reclassification out
                                                   of Accumulated other    Affected line items in
                                                       comprehensive      consolidated statement of
                                                          income                 operations
----------------------------------------------------------------------------------------------------
Unrealized gains and losses on securities:
                                                           2,292          Gain on sale of investment
                                                                           securities, net
                                                            (821)         Provision for income taxes
                                                   --------------------
                                                           1,471          Consolidated net income
                                                   --------------------
Pension liability adjustments:
                                                          (1,609)         (b)
                                                             609          Provision for income taxes
                                                   --------------------
                                                          (1,000)         Consolidated net income
                                                   --------------------
Unrealized gains and losses on derivatives:                  (75)         Interest expense
                                                              29          Provision for income taxes
                                                   --------------------
                                                             (46)         Consolidated net income
                                                   --------------------
Total reclassification adjustments, net of tax               425
                                                   ====================

(a) Amounts in parentheses indicate losses in consolidated statements of operations.
(b) This accumulated other comprehensive income (loss) component is included in the computation of net periodic pension cost. (See Note 3 for the information.)

Reclassifications out of accumulated other comprehensive income (loss) during the three months ended September 30, 2013 is as follows:

                                                                    Millions of Yen
                                                   -------------------------------------------------
                                                         Three months ended September 30, 2013
----------------------------------------------------------------------------------------------------
                                                   Reclassification out
                                                   of Accumulated other    Affected line items in
                                                       comprehensive      consolidated statement of
                                                          income                 operations
----------------------------------------------------------------------------------------------------
Unrealized gains and losses on securities:
                                                           2,150          Gain on sale of investment
                                                                           securities, net
                                                            (767)         Provision for income taxes
                                                   --------------------
                                                           1,383          Consolidated net income
                                                   --------------------
Pension liability adjustments:
                                                            (649)         (b)
                                                             246          Provision for income taxes
                                                   --------------------
                                                            (403)         Consolidated net income
                                                   --------------------
Unrealized gains and losses on derivatives:                  (38)         Interest expense
                                                              15          Provision for income taxes
                                                   --------------------
                                                             (23)         Consolidated net income
                                                   --------------------
Total reclassification adjustments, net of tax               957
                                                   ====================

(a) Amounts in parentheses indicate losses in consolidated statements of operations.
(b) This accumulated other comprehensive income (loss) component is included in the computation of net periodic pension cost. (See Note 3 for the information.)

6.   DIVIDENDS

Cash dividends paid during the six months ended September 30, 2012 is as follows:

Resolved at the General meetings of Shareholders on June 26, 2012
-----------------------------------------------------------------------------
  Total amount of dividends (million of yen)                            6,163
  Dividend per share of common stock (yen)                               8.50
  Record date                                                  March 31, 2012
  Effective date                                                June 27, 2012
  Resource for dividend                                     Retained earnings
=============================================================================

Cash dividends to be paid for the six months ended September 30, 2012, of which effective date is after September 30, 2012.

Resolved at the Board meeting on October 30, 2012
-----------------------------------------------------------------------------
  Total amount of dividends (millions of yen)                           9,063
  Dividend per share of common stock (yen)                              12.50
  Record date                                              September 30, 2012
  Effective date                                             December 3, 2012
  Resource for dividend                                     Retained earnings
=============================================================================

Cash dividends paid during the six months ended September 30, 2013 is as follows:

Resolved at the General meetings of Shareholders on June 21, 2013
-----------------------------------------------------------------------------
  Total amount of dividends (million of yen)                           11,963
  Dividend per share of common stock (yen)                              16.50
  Record date                                                  March 31, 2013
  Effective date                                                June 24, 2013
  Resource for dividend                                     Retained earnings
=============================================================================

Cash dividends to be paid for the six months ended September 30, 2013, of which effective date is after September 30, 2013.

Resolved at the Board meeting on October 31, 2013
-----------------------------------------------------------------------------
  Total amount of dividends (million of yen)                           11,962
  Dividend per share of common stock (yen)                              16.50
  Record date                                              September 30, 2013
  Effective date                                             December 2, 2013
  Resource for dividend                                     Retained earnings
=============================================================================

7.   PER SHARE DATA

Ricoh shareholders' equity per share was Yen 1,238.55 and Yen 1,306.80 as of March 31, 2013 and September 30, 2013, respectively. Dividends per share shown in the consolidated statements of operations are computed based on dividends paid for the year ended March 31, 2013 and the six months ended September 30, 2013.

A reconciliation of the numerator and the denominators of the basic per share computations for net income attributable to Ricoh Company, Ltd. are as follows:

                                                                          Thousands of shares
                                                                --------------------------------------
                                                                 Six months ended    Six months ended
                                                                September 30, 2012  September 30, 2013
------------------------------------------------------------------------------------------------------
Weighted average number of shares of common stock outstanding         725,074             725,016

                                                                           Millions of Yen
                                                                --------------------------------------
                                                                 Six months ended    Six months ended
                                                                September 30, 2012  September 30, 2013
------------------------------------------------------------------------------------------------------
Net income attributable to Ricoh Company, Ltd.                         11,713              24,711

                                                                                  Yen
                                                                --------------------------------------
                                                                 Six months ended    Six months ended
                                                                September 30, 2012  September 30, 2013
------------------------------------------------------------------------------------------------------
Net income attributable to Ricoh Company, Ltd. per share:               16.15               34.08

                                                                          Thousands of shares
                                                                --------------------------------------
                                                                Three months ended  Three months ended
                                                                September 30, 2012  September 30, 2013
------------------------------------------------------------------------------------------------------
Weighted average number of shares of common stock outstanding         725,070             725,004

                                                                           Millions of Yen
                                                                --------------------------------------
                                                                Three months ended  Three months ended
                                                                September 30, 2012  September 30, 2013
------------------------------------------------------------------------------------------------------
Net income attributable to Ricoh Company, Ltd.                          5,176              14,552

                                                                                  Yen
                                                                --------------------------------------
                                                                Three months ended  Three months ended
                                                                September 30, 2012  September 30, 2013
------------------------------------------------------------------------------------------------------
Net income attributable to Ricoh Company, Ltd. per share:                7.13               20.07

Diluted net income per share attributable to Ricoh Company, Ltd. for the six months and three months ended September 30, 2012 and 2013 is omitted because the Company did not have potentially dilutive common shares that were outstanding for the period.

8.    DERIVATIVE FINANCIAL INSTRUMENTS

Risk Management Policy

Ricoh enters into various derivative financial instrument contracts in the normal course of business in connection with the management of its assets and liabilities.

Ricoh uses derivative instruments to reduce risk and protect market value of assets and liabilities in conformity with the Ricoh's policy. Ricoh does not use derivative financial instruments for trading or speculative purposes, nor is it a party to leveraged derivatives.

All derivative instruments are exposed to credit risk arising from the inability of counterparties to meet the terms of the derivative contracts. However, Ricoh does not expect any counterparties to fail to meet their obligations because these counterparties are financial institutions with satisfactory credit ratings. Ricoh utilizes a number of counterparties to minimize the concentration of credit risk.

Foreign Exchange Risk Management

Ricoh conducts business on a global basis and holds assets and liabilities denominated in foreign currencies. Ricoh enters into foreign exchange contracts and foreign currency options to hedge against the potentially adverse impacts of foreign currency fluctuations on these assets and liabilities denominated in foreign currencies.

Interest Rate Risk Management

Ricoh enters into interest rate swap agreements (including interest rate and currency swap agreements) to hedge against the potential adverse impacts of changes in fair value or cash flow fluctuations on interest of its outstanding debt.

Fair Value Hedges

Changes in the fair value of derivative instruments and the related hedged items designated and qualifying as fair value hedges are included in other (income) expenses in the consolidated statements of operations. The critical terms of the hedged debt obligations and the interest rate swaps are identical and there is no hedging ineffectiveness nor are net gains or losses excluded from the assessment of hedge effectiveness for the six months ended September 30, 2013.

Cash Flow Hedges

Changes in the fair value of derivative instruments designated and qualifying as cash flow hedges are included in accumulated other comprehensive income (loss) on the consolidated balance sheets. These amounts are reclassified into earnings as interest on the hedged loans is paid. The critical terms of the hedged debt obligations and the interest rate swaps are identical and there is no hedging ineffectiveness nor are net gains or losses excluded from the assessment of hedge effectiveness for the six months ended September 30, 2013. Ricoh expects that it will reclassify into earnings through other expenses during the next 12 months approximately Yen 64 million of the balance of accumulated other comprehensive income as of September 30, 2013.

Undesignated Derivative Instruments

Derivative instruments not designated as hedging instruments are held mainly to reduce the risk relating to the variability in exchange rates on assets and liabilities denominated in foreign currencies. Changes in the fair value of these instruments are included in other (income) expenses in the consolidated statements of operations.

Contract amounts of derivative instruments at March 31, 2013 and September 30, 2013 are shown in the following tables:

                                                  Millions of Yen
                                      ------------------------------------------
                                      March 31, 2013      September 30, 2013
--------------------------------------------------------------------------------
Interest rate swap agreements               311,883                  326,208
Foreign currency contracts                  214,512                  229,460
Foreign currency options                      8,451                   14,638
================================================================================

The location and fair value amounts of derivatives in the consolidated balance sheets are shown in the following tables:

Derivatives designated as hedging instruments

                                                       Current                                Long-term
                                    ----------------------------------------- ----------------------------------------
                                                     Fair value                               Fair value
                                    ----------------------------------------- ----------------------------------------
                                      Balance sheet                            Balance sheet
                                        Location          Millions of Yen        Location          Millions of Yen
----------------------------------------------------------------------------- ----------------------------------------
                                                      March 31, September 30,                 March 31,  September 30,
Asset Derivatives                                       2013        2013                         2013         2013
----------------------------------------------------------------------------------------------------------------------
  Interest rate swap agreements     Deferred income                           Lease deposits
                                    taxes and other          --            --    and other          835          1,079
======================================================================================================================
                                                      March 31, September 30,                 March 31,  September 30,
Liability Derivatives                                   2013        2013                         2013         2013
----------------------------------------------------------------------------------------------------------------------
  Interest rate swap agreements     Accrued expenses                          Deferred income
                                       and other            217           213 taxes and other     1,781          1,303
======================================================================================================================

Derivatives not designated as hedging instruments

                                                       Current                                Long-term
                                    ----------------------------------------- ----------------------------------------
                                                     Fair value                               Fair value
                                    ----------------------------------------- ----------------------------------------
                                      Balance sheet                            Balance sheet
                                        Location          Millions of Yen        Location          Millions of Yen
----------------------------------------------------------------------------- ----------------------------------------
                                                      March 31, September 30,                 March 31,  September 30,
Asset Derivatives                                       2013        2013                         2013         2013
----------------------------------------------------------------------------------------------------------------------
  Foreign currency contracts        Deferred income                           Lease deposits
                                    taxes and other         531         2,523    and other           --             --
  Foreign currency options                                   99            9                         --             --
----------------------------------------------------------------------------------------------------------------------
  Total                                                     630         2,532                        --             --
======================================================================================================================

                                                      March 31, September 30,                 March 31,  September 30,
Liability Derivatives                                   2013        2013                         2013         2013
----------------------------------------------------------------------------------------------------------------------
  Interest rate swap agreements                               3            39                       238            135
                                    Accrued expenses                          Deferred income
  Foreign currency contracts           and other         10,114         6,951 taxes and other    10,334         12,443
  Foreign currency options                                   15           --                         --             --
----------------------------------------------------------------------------------------------------------------------
  Total                                                  10,132         6,990                    10,572         12,578
======================================================================================================================

Total fair value amounts of derivatives

                                                        Millions of Yen
                                                  --------------------------
                                                          Fair value
----------------------------------------------------------------------------
                                                   March 31,   September 30,
                                                     2013          2013
----------------------------------------------------------------------------
Total Asset Derivatives                                 1,465          3,611
Total Liability Derivatives                            22,702         20,984
----------------------------------------------------------------------------

The location and amount of gains and losses related to derivatives reported in the consolidated statements of operations for the six months ended September 30, 2012 are shown in the following tables:

Derivatives designated as hedging instruments

                                                                     Millions of Yen
                               --------------------------------------------------------------------------------------------
                                 Gain or (Loss)
                                Recognized in OCI  Gain or (Loss) Reclassified from
                                  on Derivative       Accumulated OCI Into Income    Gain or (Loss) Recognized in Income on
                               (Effective Portion)       (Effective Portion)             Derivative (Ineffective Portion)
                               --------------------------------------------------------------------------------------------
                                     Amount            Location         Amount            Location             Amount
---------------------------------------------------------------------------------------------------------------------------
Cash flow hedge
Interest rate swap agreements          (573)       Interest expense        (67)               --                 --
===========================================================================================================================

Derivatives not designated as hedging instruments

                                      Gain or (Loss) Recognized in Income on Derivative
                               --------------------------------------------------------------
                                                 Location                   Millions of Yen
                                                                           ------------------
                                                                           September 30, 2012
---------------------------------------------------------------------------------------------
Interest rate swap agreements  Other, net                                                (5)
Foreign currency contracts     Foreign currency exchange (gain) loss, net             8,773
Foreign currency options       Foreign currency exchange (gain) loss, net               972
---------------------------------------------------------------------------------------------
Total                                                                                 9,740
=============================================================================================

The location and amount of gains and losses related to derivatives reported in the consolidated statements of operations for the three months ended September 30, 2012 are shown in the following tables:

Derivatives designated as hedging instruments

                                                                     Millions of Yen
                               --------------------------------------------------------------------------------------------
                                 Gain or (Loss)
                                Recognized in OCI  Gain or (Loss) Reclassified from
                                  on Derivative       Accumulated OCI Into Income    Gain or (Loss) Recognized in Income on
                               (Effective Portion)       (Effective Portion)             Derivative (Ineffective Portion)
                               --------------------------------------------------------------------------------------------
                                     Amount            Location         Amount            Location             Amount
---------------------------------------------------------------------------------------------------------------------------
Cash flow hedge
Interest rate swap agreements            (9)        Interest expense        (7)               --                 --
===========================================================================================================================

Derivatives not designated as hedging instruments

                                      Gain or (Loss) Recognized in Income on Derivative
                               --------------------------------------------------------------
                                                 Location                   Millions of Yen
                                                                           ------------------
                                                                           September 30, 2012
---------------------------------------------------------------------------------------------
Interest rate swap agreements  Other, net                                                 7
Foreign currency contracts     Foreign currency exchange (gain) loss, net             1,661
Foreign currency options       Foreign currency exchange (gain) loss, net              (320)
---------------------------------------------------------------------------------------------
Total                                                                                 1,348
=============================================================================================

The location and amount of gains and losses related to derivatives reported in the consolidated statements of operations for the Six months ended September 30, 2013 are shown in the following tables:

Derivatives designated as hedging instruments

                                                                     Millions of Yen
                               --------------------------------------------------------------------------------------------
                                 Gain or (Loss)
                                Recognized in OCI  Gain or (Loss) Reclassified from
                                  on Derivative       Accumulated OCI Into Income    Gain or (Loss) Recognized in Income on
                               (Effective Portion)       (Effective Portion)             Derivative (Ineffective Portion)
                               --------------------------------------------------------------------------------------------
                                     Amount            Location         Amount            Location             Amount
---------------------------------------------------------------------------------------------------------------------------
Cash flow hedge
Interest rate swap agreements           739         Interest expense       (75)               --                 --
===========================================================================================================================

                                                        Millions of Yen
                               -----------------------------------------------------------------
                                    Gain or (loss) recognized       Gain or (loss) recognized in
                               in income on derivative instruments      income on hedged item
                               -----------------------------------------------------------------
                                   Location            Amount          Location        Amount
------------------------------------------------------------------------------------------------
Fair value hedge
Interest rate swap agreements     Other, net               17         Other, net          (17)
================================================================================================

Derivatives not designated as hedging instruments

                                      Gain or (Loss) Recognized in Income on Derivative
                               --------------------------------------------------------------
                                                 Location                   Millions of Yen
                                                                           ------------------
                                                                           September 30, 2013
---------------------------------------------------------------------------------------------
Interest rate swap agreements  Other, net                                                67
Foreign currency contracts     Foreign currency exchange (gain) loss, net             3,046
Foreign currency options       Foreign currency exchange (gain) loss, net               (75)
---------------------------------------------------------------------------------------------
Total                                                                                 3,038
=============================================================================================

The location and amount of gains and losses related to derivatives reported in the consolidated statements of operations for the three months ended September 30, 2013 are shown in the following tables:

Derivatives designated as hedging instruments

                                                                     Millions of Yen
                               --------------------------------------------------------------------------------------------
                                 Gain or (Loss)
                                Recognized in OCI  Gain or (Loss) Reclassified from
                                  on Derivative       Accumulated OCI Into Income    Gain or (Loss) Recognized in Income on
                               (Effective Portion)       (Effective Portion)             Derivative (Ineffective Portion)
                               --------------------------------------------------------------------------------------------
                                     Amount            Location         Amount            Location             Amount
---------------------------------------------------------------------------------------------------------------------------
Cash flow hedge
Interest rate swap agreements           133         Interest expense       (38)               --                 --
===========================================================================================================================

                                                        Millions of Yen
                               -----------------------------------------------------------------
                                    Gain or (loss) recognized       Gain or (loss) recognized in
                               in income on derivative instruments      income on hedged item
                               -----------------------------------------------------------------
                                   Location            Amount          Location        Amount
------------------------------------------------------------------------------------------------
Fair value hedge
Interest rate swap agreements     Other, net               17         Other, net          (17)
================================================================================================

Derivatives not designated as hedging instruments

                                      Gain or (Loss) Recognized in Income on Derivative
                               --------------------------------------------------------------
                                                 Location                   Millions of Yen
                                                                           ------------------
                                                                           September 30, 2013
---------------------------------------------------------------------------------------------
Interest rate swap agreements  Other, net                                                (3)
Foreign currency contracts     Foreign currency exchange (gain) loss, net             8,318
Foreign currency options       Foreign currency exchange (gain) loss, net                (3)
---------------------------------------------------------------------------------------------
Total                                                                                 8,312
=============================================================================================

9.   COMMITMENTS AND CONTINGENT LIABILITIES

As of September 30, 2013, there were no significant contingent liabilities.

As of September 30, 2013 the Company and its certain subsidiaries were parties to litigation involving routine matters, such as patent rights. In the opinion of management, the ultimate liability, if any, resulting from such litigation will not materially affect the consolidated financial position or the results of operations of Ricoh.

10.  DISCLOSURES ABOUT THE FAIR VALUE OF FINANCIAL INSTRUMENTS

(A) CASH AND CASH EQUIVALENTS, TIME DEPOSITS, TRADE RECEIVABLES, SHORT-TERM BORROWINGS, CURRENT MATURITIES OF LONG-TERM INDEBTEDNESS, TRADE PAYABLES AND ACCRUED EXPENSES

The carrying amounts approximate fair values because of the short maturities of these instruments.

(B)  INVESTMENT SECURITIES

The fair value of the investment securities is principally based on quoted market price. Ricoh have not estimated the fair value of non-marketable equity securities, as it is not practicable. Because there were no quoted market prices for non-marketable equity securities and each security had different nature and characteristics, reasonable estimates of fair values could not be made without incurring excessive costs. The carrying amounts of non-marketable equity securities were Yen 1,783 million and Yen 1,892 million as of March 31, 2013 and September 30, 2013, respectively.

(C)  INSTALLMENT LOANS

The fair value of installment loans is based on the present value of future cash flows using the current interest rate for similar instruments of comparable maturity. Installment loans using inputs described above are classified as Level 2 under the Fair Value Measurement and Disclosure framework. The 3 levels of inputs that are used to measure the fair values are defined in Note 11.

(D)  LONG-TERM INDEBTEDNESS

The fair value of each of the long-term indebtedness instruments is based on the present value of future cash flows associated with each instrument discounted using the current borrowing rate for similar instruments of comparable maturity. Long-term indebtedness using inputs described above are classified as Level 2 under the Fair Value Measurement and Disclosure framework.

(E) INTEREST RATE SWAP AGREEMENTS, FOREIGN CURRENCY CONTRACTS AND FOREIGN CURRENCY OPTIONS

The fair value of interest rate swap agreements, foreign currency contracts and foreign currency options is estimated by obtaining quotes from brokers or suitable valuation method based on available data.

The estimated fair value of the financial instruments as of March 31, 2013 and September 30, 2013 are summarized as follows:

                                                    Millions of Yen
                                    -------------------------------------------------
                                        March 31, 2013          September 30, 2013
                                    -----------------------   -----------------------
                                     Carrying   Estimated      Carrying    Estimated
                                      amount    fair value      amount     fair value
-------------------------------------------------------------------------------------
Investment securities                  52,319       52,319        52,292       52,292
Installment loans, net                 89,657       90,655        91,530       92,549
Long-term indebtedness               (476,381)    (475,018)     (490,606)    (487,013)
Interest rate swap agreements:
   assets                                 835          835         1,079        1,079
   liabilities                          2,239        2,239         1,590        1,590
Foreign currency contracts:
   assets                                 531          531         2,523        2,523
   liabilities                         20,448       20,448        19,394       19,394
Foreign currency options:
   assets                                  99           99             9            9
   liabilities                             15           15            --           --
=====================================================================================

Limitations: Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

11.  FAIR VALUE MEASUREMENTS

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The three levels fair value hierarchy that prioritizes the inputs used to measure fair value is established. The three levels of inputs used to measure fair value are as follows:

Level 1 - Inputs are quoted prices in active markets for identical assets or liabilities.

Level 2 - Inputs are quoted prices for similar assets or liabilities in an active market, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable and market-corroborated inputs which are derived principally from or corroborated by observable market data.

Level 3 - Inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable.

The following tables present the fair-value hierarchy levels of Ricoh's assets and liabilities that are measured at fair value on a recurring basis as of March 31, 2013 and September 30, 2013.

                                                   Millions of Yen
                                           ------------------------------
                                                   March 31, 2013
                                           ------------------------------
                                           Level 1 Level 2 Level 3 Total
-------------------------------------------------------------------------
Assets:
   Available-for-sale securities:
       Domestic equity securities           41,622      --      -- 41,622
       Foreign equity securities             8,745      --      --  8,745
       Foreign corporate bonds               1,952      --      --  1,952
   Derivative instruments
       Interest rate swap agreements            --     835      --    835
       Foreign currency contracts               --     531      --    531
       Foreign currency options                 --      99      --     99
-------------------------------------------------------------------------
           Total assets                     52,319   1,465      -- 53,784
=========================================================================
Liabilities:
   Derivatives instruments
       Interest rate swap agreements            --   2,239      --  2,239
       Foreign currency contracts               --  20,448      -- 20,448
       Foreign currency options                 --      15      --     15
-------------------------------------------------------------------------
           Total liabilities                    --  22,702      -- 22,702
=========================================================================

                                                   Millions of Yen
                                           ------------------------------
                                                 September 30, 2013
                                           ------------------------------
                                           Level 1 Level 2 Level 3 Total
-------------------------------------------------------------------------
Assets:
   Available-for-sale securities:
       Domestic equity securities           48,500      --      -- 48,500
       Foreign equity securities             1,934      --      --  1,934
       Foreign corporate bonds               1,858      --      --  1,858
   Derivative instruments
       Interest rate swap agreements            --   1,079      --  1,079
       Foreign currency contracts               --   2,523      --  2,523
       Foreign currency options                 --       9      --      9
-------------------------------------------------------------------------
           Total assets                     52,292   3,611      -- 55,903
=========================================================================
Liabilities:
   Derivatives instruments
       Interest rate swap agreements            --   1,590      --  1,590
       Foreign currency contracts               --  19,394      -- 19,394
       Foreign currency options                 --      --      --     --
-------------------------------------------------------------------------
           Total liabilities                    --  20,984      -- 20,984
=========================================================================

Available-for-sale securities

Available-for-sale securities classified Level 1 in the fair value hierarchy contains marketable securities and bonds. Marketable securities and bonds are valued using a market approach based on the quoted market prices of identical instruments in active markets.

Derivative instruments

Ricoh uses foreign exchange contracts, foreign currency options and interest rate swap agreements to manage exposure to the variability of cash flow. These derivative instruments are classified as Level 2 in the fair value hierarchy, since they are valued using observable market data such as LIBOR-based yield curves.

Assets and liabilities measured at fair value on a non-recurring basis

There were no material assets and liabilities measured at fair value on a non-recurring basis during the six months ended September 30, 2012 and 2013.

12.  TRANSFER OF FINANCIAL ASSETS

Ricoh Leasing Company, Ltd. transferred its lease receivables to a trust and received the beneficial interests in the trust originated from the transferred assets. Subsequently, Ricoh Leasing Company, Ltd. transferred the non-subordinated beneficial interests to and received cash as consideration from transferees, such as Special Purpose Entity ("SPE") that are different from the trust mentioned above, as a part of securitization programs. The retained subordinated interests were considered as variable interests, since the subordinated interests had the obligation to absorb the expected loss of the trust.

Ricoh performs a qualitative analysis to determine the primary beneficiary of a Variable Interest Entity ("VIE"). The primary beneficiary of a VIE has both the : (1) power to direct the activities of a VIE that most significantly impact the entity's economic performance and (2) obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE.

Ricoh Leasing Company, Ltd. was considered as the primary beneficiary since Ricoh Leasing Company, Ltd. acted as a special servicer for lease receivables transferred to the trust and therefore, deemed to meet the criteria (1) and (2) above.

As a result of the above consideration, Ricoh consolidated the trust and eliminating the retained subordinated beneficial interests on the consolidated balance sheet. The consolidated assets and liabilities as of March 31, 2013 and September 30, 2013 are as follows:

                                                                   Millions of Yen
                                                          ----------------------------------
                                                          March 31, 2013  September 30, 2013
--------------------------------------------------------------------------------------------
Current maturities of long-term finance receivables, net      12,039              10,750
Long-term finance receivables, net                            24,442              21,826
Current maturities of long-term indebtedness                  10,161               8,299
Long-term indebtedness                                        20,624              19,643
============================================================================================

The transferring of the non-subordinated beneficial interests was recorded as secured loans, since Ricoh Leasing Company, Ltd. retained subordinated beneficial interests and such interests did not meet the definition of participating interest. Lease receivables are only to be used to settle obligation of the trust's liabilities or transferee's liabilities in substantially. Servicing assets or liabilities related to securitization transactions initiated were not recorded, because the servicing fees adequately compensate Ricoh.

Apart from the transactions mentioned above, Ricoh's foreign subsidiaries transferred lease receivables with recourse. Ricoh recorded these transfers as secured loans, since these transactions did not meet the derecognition criteria of financial assets. The assets and liabilities that were accounted for as secured loans are as follows:

                                                                   Millions of Yen
                                                          ----------------------------------
                                                          March 31, 2013  September 30, 2013
--------------------------------------------------------------------------------------------
Current maturities of long-term finance receivables, net       1,743               1,862
Long-term finance receivables, net                             5,575               4,853
Current maturities of long-term indebtedness                   1,743               1,862
Long-term indebtedness                                         5,575               4,853
============================================================================================

13. CREDIT QUALITY OF FINANCING RECEIVABLES AND THE ALLOWANCE FOR DOUBTFUL RECEIVABLES

(A)  FINANCING RECEIVABLES AND ALLOWANCE FOR DOUBTFUL RECEIVABLES

The financial subsidiaries of the Company have financing receivables and Ricoh classifies them into three categories; "lease receivables", "installment loans" and "installment receivables and other". These receivables consist of a large number of smaller-balance homogenous loans, lease receivables and installment receivables. Financing receivables classified as "lease receivables" and "installment receivables and other" are resulting from sale and lease transactions of mainly office equipment. Financing receivables classified as "installment loans" are resulting from financial services.

Ricoh continuously monitors overdue financing receivables, which Ricoh considers as uncollectible risk receivables. For financing receivables with specific customer collection issues, Ricoh individually evaluates their collectability in order to determine the amount of allowance for doubtful receivables. For other financing receivables, Ricoh categorizes these receivables into groups by their nature and characteristics. Ricoh collectively evaluates the collectability by each group, using its historical experience of write-off and determines the amount of allowance for doubtful receivables.

Financing receivables and allowance for doubtful receivables as of September 30, 2012 and September 30, 2013 are as follows:

                                                                 Millions of Yen
                                              ---------------------------------------------------
                                                                September 30, 2012
                                              ---------------------------------------------------
                                                                        Installment
                                                 Lease     Installment  receivables
                                              receivables     loans      and other       Total
-------------------------------------------------------------------------------------------------
Allowance for doubtful receivables:
Beginning balance                                   8,472        1,747        2,595        12,814
-------------------------------------------------------------------------------------------------
   Charge-offs                                     (1,038)          (3)         (51)       (1,092)
   Recoveries                                          --           --           --            --
   Provision                                        1,144          (71)      (1,186)         (113)
   Translation adjustment                            (150)          --           --          (150)
Ending balance                                      8,428        1,673        1,358        11,459
-------------------------------------------------------------------------------------------------
Allowance for doubtful receivables:
   Individually evaluated                           2,345          502          776         3,623
   Collectively evaluated                           6,083        1,171          582         7,836
-------------------------------------------------------------------------------------------------
Financing receivables:
Individually evaluated                             58,693          820        2,873        62,386
Collectively evaluated                            555,678       86,660       47,161       689,499
-------------------------------------------------------------------------------------------------
Total:Financing receivables                       614,371       87,480       50,034       751,885
=================================================================================================

                                                                 Millions of Yen
                                              ---------------------------------------------------
                                                                September 30, 2013
                                              ---------------------------------------------------
                                                                        Installment
                                                 Lease     Installment  receivables
                                              receivables     loans      and other       Total
-------------------------------------------------------------------------------------------------
Allowance for doubtful receivables:
Beginning balance                                   8,727        1,522        1,265        11,514
-------------------------------------------------------------------------------------------------
   Charge-offs                                     (1,187)         (19)         (16)       (1,222)
   Recoveries                                         (23)          --           --           (23)
   Provision                                          889           89          (35)          943
   Translation adjustment                              63           --           --            63
Ending balance                                      8,469        1,592        1,214        11,275
-------------------------------------------------------------------------------------------------
Allowance for doubtful receivables:
   Individually evaluated                           2,198          443          567         3,208
   Collectively evaluated                           6,271        1,149          647         8,067
-------------------------------------------------------------------------------------------------
Financing receivables:
Individually evaluated                             49,546          569        3,474        53,589
Collectively evaluated                            599,277       92,553       59,329       751,159
-------------------------------------------------------------------------------------------------
Total:Financing receivables                       648,823       93,122       62,803       804,748
=================================================================================================

(B)  AGE ANALYSIS

Ricoh ascribes the fact of past due to credit quality indicators and classifies financing receivables into Overdue and Current.

Analysis of the age of the recorded financing receivables as of March 31, 2013 and September 30, 2013 are as follows:

                                                                 Millions of Yen
                                              ---------------------------------------------------
                                                                  March 31, 2013
                                              ---------------------------------------------------
                                                                        Installment
                                                 Lease     Installment  receivables
                                              receivables     loans      and other       Total
-------------------------------------------------------------------------------------------------
Current                                           616,658       90,606       54,649       761,913
Overdue                                             4,909          573        1,967         7,449
-------------------------------------------------------------------------------------------------
Total:Financing receivables                       621,567       91,179       56,616       769,362
=================================================================================================

                                                                 Millions of Yen
                                              ---------------------------------------------------
                                                                September 30, 2013
                                              ---------------------------------------------------
                                                                        Installment
                                                 Lease     Installment  receivables
                                              receivables     loans      and other       Total
-------------------------------------------------------------------------------------------------
Current                                           642,760       92,561       60,807       796,128
Overdue                                             6,063          561        1,996         8,620
-------------------------------------------------------------------------------------------------
Total:Financing receivables                       648,823       93,122       62,803       804,748
=================================================================================================

14.  SEGMENT INFORMATION

Ricoh's operating segments are comprised of Imaging & Solutions, including copiers and related supplies, communications and information systems, Industrial Products, including thermal media and semiconductors, and Other, including digital cameras.

Segment Profit (loss) is determined by subtracting cost of sales and selling, general and administrative expenses from sales, and is used by Ricoh's management in deciding how to allocate resources and in assessing performance. Segment Profit (loss) excludes certain corporate expenses, such as costs related to human resources, legal relations, investor relations, public relations, corporate planning and environmental activities.

The following tables present certain information regarding Ricoh's operating segments and by geographic areas for the six and three months ended September 30, 2012 and 2013, respectively. Intersegment sales are made at arm's-length prices. No single customer accounted for 10% or more of the total revenues for the six and three months ended September 30, 2012 and 2013.

(A)  OPERATING SEGMENT INFORMATION

                                                               Millions of Yen
                                                  ----------------------------------------
                                                   Six months ended     Six months ended
                                                  September 30, 2012   September 30, 2013
------------------------------------------------------------------------------------------
Segment Sales:
   Imaging & Solutions                                  797,637              923,217
   Industrial Products                                   49,489               53,625
   Other                                                 72,393               80,766
   Intersegment transaction                              (2,052)              (2,031)
------------------------------------------------------------------------------------------
   Total Segment Sales                                  917,467            1,055,577
==========================================================================================
Segment Profit (loss):
   Imaging & Solutions                                   59,593               77,807
   Industrial Products                                     (658)               2,198
   Other                                                   (743)                (498)
------------------------------------------------------------------------------------------
   Total Segment Profit                                  58,192               79,507
==========================================================================================
Reconciling Items:
   Corporate expenses and Elimination                   (30,804)             (33,647)
   Interest and dividend income                           1,536                1,130
   Interest expense                                      (3,555)              (3,628)
   Gain on sale of investment securities, net                25                2,292
   Foreign currency exchange loss, net                     (960)              (1,475)
   Other, net                                                56                  204
------------------------------------------------------------------------------------------
Income before Income Taxes and Equity in
  Earnings of Affiliates                                 24,490               44,383
==========================================================================================

                                                               Millions of Yen
                                                  ----------------------------------------
                                                  Three months ended   Three months ended
                                                  September 30, 2012   September 30, 2013
------------------------------------------------------------------------------------------
Segment Sales:
   Imaging & Solutions                                  397,087              463,666
   Industrial Products                                   24,981               28,300
   Other                                                 37,076               42,966
   Intersegment transaction                              (1,064)              (1,062)
------------------------------------------------------------------------------------------
   Total Segment Sales                                  458,080              533,870
==========================================================================================
Segment Profit (loss):
   Imaging & Solutions                                   28,851               43,084
   Industrial Products                                     (240)               1,327
   Other                                                   (439)                 130
------------------------------------------------------------------------------------------
   Total Segment Profit                                  28,172               44,541
==========================================================================================
Reconciling Items:
   Corporate expenses and Elimination                   (15,065)             (17,750)
   Interest and dividend income                             694                  613
   Interest expense                                      (2,034)              (2,213)
   Gain on sale of investment securities, net                25                2,150
   Foreign currency exchange gain (loss), net               355               (1,532)
   Other, net                                                68                   34
------------------------------------------------------------------------------------------
Income before Income Taxes and Equity in
  Earnings of Affiliates                                 12,215               25,843
==========================================================================================

Intersegment sales represent sales of Industrial Products segment to Imaging & Solutions segment.

(B)  GEOGRAPHIC INFORMATION

Sales which are attributed to countries based on location of customers are as follows:

                                                               Millions of Yen
                                                  -----------------------------------------
                                                    Six months ended      Six months ended
                                                   September 30, 2012    September 30, 2013
-------------------------------------------------------------------------------------------
Sales-
  Japan                                                 430,762              443,804
  The Americas                                          234,319              286,069
  Europe, Middle East and Africa                        187,163              240,576
  Other                                                  65,223               85,128
-------------------------------------------------------------------------------------------
  Consolidated                                          917,467            1,055,577
===========================================================================================


                                                               Millions of Yen
                                                  -----------------------------------------
                                                   Three months ended    Three months ended
                                                   September 30, 2012    September 30, 2013
-------------------------------------------------------------------------------------------
Sales-
  Japan                                                 215,313              226,028
  The Americas                                          116,852              143,555
  Europe, Middle East and Africa                         91,910              119,182
  Other                                                  34,005               45,105
-------------------------------------------------------------------------------------------
  Consolidated                                          458,080              533,870
===========================================================================================

15.  SUPPLEMENTARY INFORMATION TO THE STATEMENT OF OPERATIONS

The following amounts were charged to selling, general and administrative expenses for the six months and three months ended September 30, 2012 and 2013:


                                                               Millions of Yen
                                                  -----------------------------------------
                                                    Six months ended      Six months ended
                                                   September 30, 2012    September 30, 2013
-------------------------------------------------------------------------------------------
Research and development costs                           54,770               57,638
Advertising costs                                         5,668                6,141
Shipping and handling costs                              11,314               12,935
===========================================================================================

                                                               Millions of Yen
                                                  -----------------------------------------
                                                   Three months ended    Three months ended
                                                   September 30, 2012    September 30, 2013
-------------------------------------------------------------------------------------------
Research and development costs                           27,707               29,546
Advertising costs                                         3,351                3,560
Shipping and handling costs                               5,574                6,529
===========================================================================================

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